P, E, 2/6/02

FORM 6-K

02013814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FEB 0 8 2002

Report of Foreign Issuer
February 6, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . . X . . . .

Affiliated Persons List

Mobile TeleSystems Open Joint Stock Company

(Issuer's Code: 04715-A)

as of 31.12.2001

A.N. Buyanov
Vice-President
Investments and Securities

Seal

Affiliated Persons List

Affiliated Person	Company Shares owned by Affiliated Person	Affiliated Person's Share in the Authorized Capital
Name: *Alexander Petrovich Vronets* Place of Residence: *5/6, Bldg.3, Flat 11, Vinokurov Street, 117449, Moscow, Russian Federation* Grounds: ***Person is a member of Board of Directors (Supervisory Council) of Stock Company*** Date of Grounds Occurrence: *29.06.2001*	*358 798*	*0.02 %*
Name: *Michael Guenther* Place of Residence: ***Landgrabenweg 151, 53227, Bonn, Bundesrepublik Deutschland*** Grounds: ***Person is a member of Board of Directors (Supervisory Council) of Stock Company*** Date of Grounds Occurrence: *29.06.2001*	-	-
Name: *Alexander Lvovich Leyviman* Place of Residence: *23, Bldg.4, Flat 720, B. Filevskaya Street, 121309, Moscow, Russian Federation* Grounds: ***Person is a member of Board of Directors (Supervisory Council) of Stock Company*** Date of Grounds Occurrence: *29.06.2001*	*358 800*	*0.02 %*
Name: *Evgueni Grigorievich Novitski* Place of Residence: *18/20, Bldg.2, Flat 12, Bolshaya Pochtovaya Street, 107082, Moscow, Russian Federation* Grounds: ***Person is a member of Board of Directors (Supervisory Council) of Stock Company*** Date of Grounds Occurrence: *29.06.2001*	*358 800*	*0.02 %*
Name: *Mikhail Alexeevich Smirnov* Place of Residence: *36, Bldg.1, Flat 123, Rublevskoye Shosse, 121609, Moscow, Russian Federation* Grounds: ***Person is a member of Board of Directors (Supervisory Council) of Stock Company*** Date of Grounds Occurrence: *29.06.2001* Grounds: ***Person is entitled with power of a sole executive body of Stock Company*** Date of Grounds Occurrence: *01.03.2000* Grounds: *Other* ***Person is a part of persons group with the Company where he holds a post*** Date of Grounds Occurrence: *01.03.2000*	*358 800*	*0.02 %*
Name: *Gernot Taufmann* Place of Residence: ***113/1, Office A 200, Leninsky Pr., 117198, Moscow, Russian Federation*** Grounds: ***Person is a member of Board of Directors (Supervisory Council) of Stock Company*** Date of Grounds Occurrence: *29.06.2001*	-	-
Name: *Reiner Harthmut Hennicke* Place of Residence: ***Puttbergeweg 41, 12589,Berlin, Germany*** Grounds: ***The person is a member of Board of Directors (Supervisory Council) of Stock Company***	-	-

Date of Grounds Occurrence: *29.06.2001*		
Name: *Far Eastern Cellular Systems-900 Close Joint Stock Company* Location: *44, Muraviev-Amursky Street, 680000, Khabarovsk, Russian Federation* Postal address: *44, Muraviev-Amursky Street, 680000, Khabarovsk, Russian Federation* Grounds: ***The entity belongs to a group of entities to which the Joint Stock Company belongs*** Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: ***the Joint Stock Company is entitled to manage indirectly over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity*** Date of Grounds Occurrence: *10.08.2001*	-	-
Name: *Mobile TeleSystems Close Joint Stock Company* Location: *18, Bldg.5, Teterinsky Per., 109004, Moscow, Russian Federation* Postal address: *18, Bldg.5, Teterinsky Per., 109004, Moscow, Russian Federation* Grounds: ***The entity belongs to a group of entities to which the Joint Stock Company belongs*** Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: ***the Joint Stock Company is entitled to manage indirectly over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity*** Date of Grounds Occurrence: *08.10.2001*	*9 966 631*	*0.50 %*
Name: *Russian Telephone Company Close Joint Stock Company* Location: *18, Bldg.5, Teterinsky Per., 109004, Moscow, Russian Federation* Postal address: *18, Bldg.5, Teterinsky Per., 109004, Moscow, Russian Federation* Grounds: ***The entity belongs to a group of entities to which the Joint Stock Company belongs*** Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: ***the Joint Stock Company is entitled to manage indirectly over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity*** Date of Grounds Occurrence: *07.09.2001*	-	-
Name: *Siberian Cellular Systems-900 Close Joint Stock Company* Location: *53, Gorky Street, Novosibirsk, Russian Federation* Postal address: *31, Youth Union 2nd Street., 630082, Novosibirsk, Russian Federation* Grounds: ***The entity belongs to a group of entities to which the Joint Stock Company belongs*** Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: ***the Joint Stock Company is entitled to manage indirectly over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity***	-	-

Date of Grounds Occurrence: *10.08.2001*		
Name: *Uraltel Close Joint Stock Company* Location: *145, Mamin-Sibiryak Street, 620075, Ekaterinburg, Russian Federation* Postal address: *4A, Asbestovy Per., 620067, Ekaterinburg, Russian Federation* Grounds: *The entity belongs to a group of entities to which the Joint Stock Company belongs* Reason for which this entity belongs to entities group that includes the Joint Stock Company: *the Joint Stock Company is entitled to manage indirectly over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity* Date of Grounds Occurrence: *10.08.2001*	-	-
Name: *MOBILE TELESYSTEMS FINANCE S.A.* Location: *3, Avenue Pasteur, L-2311 Luxembourg* Postal address: *3, Avenue Pasteur, L-2311 Luxembourg* Grounds: *The entity is entitled to manage over 20 per cent of voting shares in the Company* Date of Grounds Occurrence: *10.12.2001* Grounds: *The entity belongs to a group of entities to which the Joint Stock Company belongs* Reason for which this entity belongs to a group of entities to which the Joint Stock Company belongs: *the Joint Stock Company is entitled to manage over 50 per cent of the total number of votes related to shares which form the authorized capital of this entity* Date of Ground Occurrence: *10.12.2001*	-	-
Name: *Joint Stock Financial Corporation Sistema Open Joint Stock Company* Location: *20, Bldg. 2, Spyridonovka Str., 103001, Moscow, Russian Federation* Postal address: *10, Leontyevsky Per., 103009, Moscow, Russian Federation* Grounds: *Entity is entitled to manage over 20 per cent of voting shares in the Company* Date of Grounds Occurrence: *01.03.2000*	*692 523 468*	*34.74 %*
Name: *DeTeMobil-Deutsche Telekom MobilNet GmbH* Location: *151 Landgrabenweg, 53227, Bonn, Germany* Postal address: *151 Landgrabenweg, 53227, Bonn, Germany* Grounds: *Entity is entitled to manage over 20 per cent of voting shares in the Company* Date of Ground Occurrence: *01.03.2000*	*721 536 738*	*36.20 %*
Name: *Amur Cellular Communications Close Joint Stock Company* Location: *42, B. Khmelnitsky Street, Blagoveshchensk, Amur Region, 675000, Russian Federation* Postal address: *42, Office 218, B. Khmelnitsky Street, Blagoveshchensk, Amur Region, 675000, Russian Federation* Grounds: *The Stock Company is entitled to manage over 20 per cent of the total number of votes related*	-	-

to shares (contributions, parts) which form the authorized capital of this entity Date of Grounds Occurrence: *01.03.2000* Grounds: *This entity belongs to entities group that includes the Stock Company* Reason for which this entity belongs to entities group that includes the Stock Company: *The Stock Company is entitled to manage over 50 per cent of votes related to shares which form the authorized capital of this entity* Date of Grounds Occurrence: *01.03.2000*		
Name: *Mobile TeleSystems – Nizhny Novgorod Close Joint Stock Company* Location: *11, Gagarin Prospect, 603022, Nizhny Novgorod, Russian Federation* Postal address: *11, Gagarin Prospect, 603022, Nizhny Novgorod , Russian Federation* Grounds: *The Stock Company is entitled to manage over 20 per cent of the total number of votes related to shares (contributions, parts) which form the authorized capital of this entity* Date of Grounds Occurrence: *22.01.2001* Grounds: *This entity belongs to entities group that includes the Stock Company* Reason for which this entity belongs to entities group that includes the Stock Company: *The Stock Company is entitled to manage over 50 per cent of votes related to shares which form the authorized capital of this entity* Date of Grounds Occurrence: *22.01.2001*	-	-
Name: *Rosico Close Joint Stock Company* Location: *29, Bldg. 2, Ryleev Street, Moscow, 119034, Russian Federation* Postal address: *18, Bldg. 5, Teterinsky Per., Moscow, 109004, Russian Federation* Grounds: *Stock Company is entitled to manage over 20 per cent of the total number of votes related to shares (contributions, parts) which form the authorized capital of this entity* Date of Grounds Occurrence: *01.03.2000* Grounds: *This entity belongs to entities group that includes the Stock Company* Reason for which this entity belongs to entities group that includes the Stock Company: *The Stock Company is entitled to manage over 50 per cent of votes related to shares which form the authorized capital of this entity* Date of Grounds Occurrence: *01.03.2000*	-	-
Name: *Telecom – 900 Close Joint Stock Company* Location: *29, Gagarinsky Per., 119034, Moscow, Russian Federation* Postal address: *29, Gagarinsky Per., 119034, Moscow, Russian Federation* Grounds: *Stock Company is entitled to manage over 20 per cent of the total number of votes related to shares (contributions, parts) which form the authorized capital of this entity*	-	-

Date of Grounds Occurrence: *10.08.2001* Grounds: *This entity belongs to entities group that includes the Stock Company* Reason for which this entity belongs to entities group that includes the Stock Company: *The Stock Company is entitled to manage over 50 per cent of votes related to shares which form the authorized capital of this entity* Date of Grounds Occurrence: *10.08.2001*		
Name: *Udmurt Digital Networks – 900 Close Joint Stock Company* Location: *278, Pushkinskaya Street, Izhevsk, 426000, Russian Federation* Postal address: *278, Pushkinskaya Street, Izhevsk 426000, Russian Federation* Grounds: *Stock Company is entitled to manage over 20 per cent of the total number of votes related to shares (contributions, parts) which form the authorized capital of this entity* Date of Grounds Occurrence: *01.03.2000* Grounds: *This entity belongs to entities group that includes the Stock Company* Reason for which this entity belongs to entities group that includes the Stock Company: *The Stock Company is entitled to manage over 50 per cent of votes related to shares which form the authorized capital of this entity* Date of Grounds Occurrence: *01.03.2000*	-	-
Name: *Firm Novitel Close Joint Stock Company* Location: *12, Bldg. 1, Office, 1st Zapadny Proyezd, 103460, Zelenograd, Moscow, Russian Federation* Postal address: *16, Office 720, Leningradskoye Shosse, 125171, Moscow, Russian Federation* Grounds: *Stock Company is entitled to manage over 20 per cent of the total number of votes related to shares (contributions, parts) which form the authorized capital of this entity* Date of Grounds Occurrence: *15.08.2001* Grounds: *This entity belongs to entities group that includes the Stock Company* Reason for which this entity belongs to entities group that includes the Stock Company: *The Stock Company is entitled to manage over 50 per cent of votes related to shares which form the authorized capital of this entity* Date of Grounds Occurrence: *15.08.2001*	-	-
Name: : *Mobile TeleSystems – T Limited Liability Company* Location: *Tver, Russian Federation* Postal address: *1-a, Smolensky Per., 170000, Tver, Russian Federation* Grounds: *The Stock Company is entitled to manage over 20 per cent of the total number of votes related to shares (contributions, parts) which form the authorized capital of this entity* Date of Grounds Occurrence: *01.03.2000*	-	-

Name: : *Mobile TeleSystems – Kostroma Limited Liability Company* Location: *1, Podlypaev Street, Kostroma, 156005, Russian Federation* Postal address: *1, Podlypaev Street, Kostroma, 156005, Russian Federation* Grounds: *The Stock Company is entitled to manage over 20 per cent of the total number of votes related to shares (contributions, parts) which form the authorized capital of this entity* Date of Grounds Occurrence: *01.03.2000*	-	-
Name: *Mobile TeleSystems in Komi Republic Limited Liability Company* Location: *30, Communisticheskaya Street, Syktyvkar, Komi Republic, 167610, Russian Federation* Postal address: *30, Communisticheskaya Street, Syktyvkar, Komi Republic, 167610, Russian Federation* Grounds: *Stock Company is entitled to manage over 20 per cent of the total number of votes related to shares (contributions, parts) which form the authorized capital of this entity* Date of Grounds Occurrence: *01.03.2000*	-	-
Name: *Mobile Communication Systems Open Joint Stock Company* Location: *79, Kuibyshev Street, Omsk, 644001, Russian Federation* Postal address: *79, Kuibyshev Street, Omsk, 644001, Russian Federation* Grounds: *The Stock Company is entitled to manage over 20 per cent of the total number of votes related to shares (contributions, parts) which form the authorized capital of this entity* Date of Grounds Occurrence: *03.04.2000* Grounds: *This entity belongs to entities group that includes the Stock Company* Reason for which this entity belongs to entities group that includes the Stock Company: *Stock Company is entitled to manage over 50 per cent of votes related to shares which form the authorized capital of this entity* Date of Grounds Occurrence: *03.04.2000*	-	-
Name: *ReCom Open Joint Stock Company* Location: *19, Leskov Street, Orel, 302027, Russian Federation* Postal address: *16, Turgenev Street, Orel, 302028, Russian Federation* Grounds: *The Stock Company is entitled to manage over 20 per cent of the total number of votes related to shares (contributions, parts) which form the authorized capital of this entity* Date of Grounds Occurrence: *01.03.2000* Grounds: *This entity belongs to entities group that includes the Stock Company* Reason for which this entity belongs to entities group that includes the Stock Company: *Stock Company is entitled to manage over 50 per cent of votes related*	-	-

to shares which form the authorized capital of this entity Date of Grounds Occurrence: *24.04.2001*		
Name: *Telecom XXI Open Joint Stock Company* Location: *51, Shpalernaya Street, Saint-Petersburg, 193015, Russian Federation* Postal address: *51, Shpalernaya Street, Saint-Petersb 193015, Russian Federation* Grounds: *The Stock Company is entitled to manage over 20 per cent of the total number of votes related to shares (contributions, parts) which form the authorized capital of this entity* Date of Grounds Occurrence: *14.05.2001* Grounds: *This entity belongs to entities group that includes the Stock Company* Reason for which this entity belongs to entities group that includes the Stock Company: *Stock Company is entitled to manage over 50 per cent of votes related to shares which form the authorized capital of this entity* Date of Grounds Occurrence: *14.05.2001*	-	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By: ____________*________________
Name: Mikhail Smirnov
Title: President

Date: **February 6, 2002**

* By: ______________________________ Attorney-in-fact
Name: Alexei N. Buyanov
Title: Vice-President of Investment and Securities